SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2008

Kookmin Bank

(Translation of registrant’s name into English)

9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

Convocation of Extraordinary General Meeting of Shareholders

On September 26, 2008, the board of directors of Kookmin Bank resolved to convene an extraordinary general meeting of shareholders as follows:

• Date and Time:	September 29, 2008, 4:00 p.m. local time

• Venue:	Conference room, Kookmin Bank, 9-1, 2-Ga, Namdaemoon-Ro, Jung-Gu, Seoul, Korea

• Agenda:

1) Amendment of the Articles of Incorporation

2) Appointment of non-executive directors

3) Appointment of candidates for the members of the Audit Committee, who are non-executive director(s)

4) Approval of the special retirement allowance for executive director(s)

With respect to 2) and 3), the lists of nominees are as follows;

List of Nominees for Non-Executive Directors

Name (Date of Birth)	Current Position	Career	Education	Nationality	Term of Office
Jung Hoe Kim (Newly appointed) (09/19/1949)	Nominee for President & COO, KB Financial Group, Inc.	• Deputy Governor, Financial Supervisory Service • Senior Advisor, Kim & Chang Intellectual Property	• B.A. in Law, Yonsei University	Republic of Korea	1 yr

Kap Shin (Newly appointed) (09/04/1955)	Nominee for CFO & Deputy President, KB Financial Group, Inc.	• CFO, Korea Exchange Bank Credit Service • CFO, Senior Executive Vice President, Kookmin Bank	• M.B.A, Northern Illinois University	Republic of Korea	1 yr

Sang Chul Lee (Newly appointed) (02/20/1948)	President, Kwangwoon University	• President, Korea Telecom (KT) • Minister, Ministry of the Information and Communication of Korea • Tenured Professor, Korea University	• Ph. D. in Electronic Engineering, Duke University	Republic of Korea	1 yr

Tae Jin Koo (Newly appointed) (06/26/1952)	Partner in-charge of Quality, Risk Management of Horwath Choongjung Accounting Corp.	• Audit Senior Manager, Ahn Kwon & Co. • President, Keystone Valve Korea, Ltd.	• B.A. in Business Administration, Busan National University	Republic of Korea	1 yr

Nominees for members of Audit Committee, who are Non-Executive Directors

Name (Date of Birth)	Current Position	Career	Education	Nationality	Term of Office
Sang Chul Lee (Newly appointed) (02/20/1948)	President, Kwangwoon University	• President, Korea Telecom (KT) • Minister, Ministry of the Information and Communication of Korea • Tenured Professor, Korea University	• Ph. D. in Electronic Engineering, Duke University	Republic of Korea	1 yr

Tae Jin Koo (Newly appointed) (06/26/1952)	Partner in-charge of Quality, Risk Management of Horwath Choongjung Accounting Corp.	• Audit Senior Manager, Ahn Kwon & Co. • President, Keystone Valve Korea, Ltd.	• B.A. in Business Administration, Busan National University	Republic of Korea	1 yr

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kookmin Bank
(Registrant)

Date: September 26, 2008	By:	/s/ Donald H. MacKenzie
(Signature)
	Name:	Donald H. MacKenzie
	Title:	Senior EVP / CFO Executive Director